SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On November 19, 2008, Telvent GIT, S.A.’s (“Telvent”) controlling shareholder, Abengoa, S.A., issued a press release in Spanish with respect to its ownership of ordinary shares in Telvent. An English translation of the press release is set forth below:
“By way of this letter, we hereby inform you that, as a result of the interest demonstrated by certain parties, Abengoa S.A. will commence an analysis of a potential sale of its ownership interest in Telvent GIT, S.A.
The above-mentioned process is being given confidential treatment (including in connection with its external consultants, directors, officers and other personnel involved in the analysis).”
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: November 19, 2008